(Check One):	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

SEC File Number:
001-32276
CUSIP Number:
00438G205

For Period Ended: March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Accredited Mortgage Loan REIT Trust

Full Name of Registrant

Not Applicable

Former Name if Applicable

15253 Avenue of Science

Address of Principal Executive Office (Street and Number)

San Diego, CA 92128

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2007 (as amended in Current Reports on Form 8-K/A filed with the SEC on April 3 and April 11, 2007), on March 27, 2007, Grant Thornton LLP (“Grant Thornton”), the registered independent public accounting firm for Accredited Mortgage Loan REIT Trust (“REIT”), advised REIT of its resignation as REIT’s independent auditors and therefore declined to complete the audit of REIT’s financial statements for the year ended December 31, 2006. As further reported in its Current Report on Form 8-K filed with the SEC on April 12, 2007 (as amended in its Current Report on Form 8-K/A filed with the SEC on April 17, 2007), effective April 9, 2007, REIT engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”), as its new independent registered public accounting firm.

As a result of the foregoing, REIT is unable to complete the preparation of its financial statements for the period ended March 31, 2007 and, therefore, will not be able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2007 within the prescribed time period without unreasonable effort and expense.

As previously disclosed, REIT has not filed its Annual Report on Form 10-K for the Year Ended December 31, 2006. REIT does not expect to file its financial statements for any periods ended on or after December 31, 2006, including the first quarter of 2007, with the SEC until Squar Milner completes its audit. Squar Milner is endeavoring to complete its audit of REIT as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rick Howe, Director of Corporate Communications	(858)	676-2100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

As indicated in its Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006, REIT was unable to timely file such report for the reasons set forth therein as well as for the reasons set forth in Part III above, and remains unable to file such reports at this time.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following information is preliminary, not complete and subject to change, pending completion of the audit by Squar Milner of REIT’s financial statements for the year ended December 31, 2006, as well as completion of REIT’s financial statements for the quarter ended March 31, 2007 and Squar Milner’s review of such financial statements.

Total assets of REIT are expected to be approximately $7.6 billion as of March 31, 2007 compared to $7.0 billion at March 31, 2006. Net earnings for the period ending March 31, 2007 are expected to be approximately $10 to $15 million, compared to net earnings of $41 million for the comparable period in 2006. The decrease in net earnings primarily reflects lower net interest margin caused by the price competition in the market and an increase in non-performing loans.

REIT had approximately $60 million in liquidity at March 31, 2007, compared to $4 million at March 31, 2006 due primarily to the proceeds from the previously announced term loan from Farallon Capital Management, L.L.C.

*****

While REIT believes that it has considered all factors which may impact its results of operations, there can be no assurance that REIT has successfully identified all matters affecting those results or that additional adjustments will not be required prior to the completion of REIT’s financial statements for the three months ended March 31, 2007.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to REIT’s expected results for the three months ended March 31, 2007 and REIT’s expectations regarding it’s ability to file its Annual Report on Form 10-K for the year ended December 31, 2006 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. These forward-looking statements involve a number of risks and uncertainties, including significant risks and uncertainties relating to REIT’s business, including the REIT’s ability to profitably grow its portfolio, maintain liquidity, execute on strategic opportunities, complete the audits of REIT’s financial statements and assessment of its internal control over financial reporting, make other required SEC and regulatory filings and other risk factors as outlined in REIT’s Annual Report on Form 10-K for the year ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006, and other documents filed by REIT with the SEC. These and other factors could cause REIT’s actual results to differ materially from what it projects or contemplates in its forward-looking statements. REIT cautions readers that the non-prime mortgage industry and REIT’s business are subject to numerous significant risks and uncertainties.

Accredited Mortgage Loan REIT Trust

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2007	By	/s/ James A. Konrath
James A. Konrath
Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form l2b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).